EXHIBIT 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratios

(In thousands)

Earnings to fixed charges ratio:

	Q1 2011	Q1 2010
Income from continuing operations	$5,146	$4,366
Additions:
Fixed charges
Interest expense	17,126	16,838
Capitalized interest	83	342

	17,209	17,180
Deductions:
Capitalized interest	(83)	(342)
Net income attributable to noncontrolling interests	(23)	(49)

Adjusted earnings	$22,249	$21,155

Fixed charges (from above)	$17,209	$17,180
Ratio of Earnings to Fixed Charges	1.29	1.23

Debt service coverage ratio:

	Q1 2011	Q1 2010
Net income attributable to the controlling interests	$4,665	$5,216
Additions:
Interest expense	17,126	17,065
Real estate depreciation and amortization	25,249	23,608
Real estate impairment	599	—
Non-real estate depreciation	268	272

	47,907	46,161
Deductions:
Loss (gain) on extinguishment of debt	—	42

Adjusted EBITDA	$47,907	$46,203
Debt service
Interest expense	$17,126	$17,065
Principal amortization	747	1,108

	$17,873	$18,173
Debt service coverage ratio	2.68	2.54